EXHIBIT 99.1

Foremost Clean Energy Reports Final Results of 2025 Jean Lake Drill Program Including High Grade Gold Intercepts

2025 Drilling Identifies ~600 Metres Of Mineralized Strike Length Along the Valkyrie Gold Trend; Final Assays Include 9.4 g/t Au Over 2.2 m (Incl. 27.9 g/t Au Over 0.7 m)

VANCOUVER, British Columbia, Feb. 25, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) ("Foremost" or the "Company") is pleased to report the final assay results from its 2025 diamond drill program at its 100%-owned Jean Lake Gold-Lithium Property (“Jean Lake”) located near the historic mining centre of Snow Lake in Manitoba. The program consisted of 15 drill holes (see Figure 1) totaling 2,266 metres (see News Release dated December 8, 2025). Final assays returned high-grade near surface intercepts including 9.4 g/t Au over 2.2 metres from 48.0 metres (including 27.9 g/t Au over 0.7 metres) in JL25-010 and 6.2 g/t Au over 2.6 metres from 52.5 metres (including 31.1 g/t Au over 0.5 metres) in JL25-009 (see Table 1). These latest drill results continue to define and expand the near-surface gold system along the Valkyrie Trend. Gold mineralization has now been intersected along approximately 600 metres of strike length on and adjacent to the Valkyrie Trend (see Figure 2), significantly increasing the scale of the emerging gold system.

Highlights:

JL25-006

  2.9 g/t Au over 6.7 m starting at 169.5 m, including 32.6 g/t Au over 0.5 m
  2.6 g/t Au over 2.5 m starting at 36.0 m, including 6.2 g/t Au over 0.5 m

JL25-007

  2.6 g/t Au over 5.4 m starting at 43.4 m, including 6.8 g/t Au over 1.8 m

JL25-009

  6.2 g/t Au over 2.6 m starting at 52.5 m, including 31.1 g/t Au over 0.5 m
  1.5 g/t Au over 9.1 m starting at 15.4 m, including 9.1 g/t Au over 0.9 m
  1.6 g/t Au over 6.7 m starting at 30.0 m, including 9.2 g/t Au over 1.0 m

JL25-010

  9.4 g/t Au over 2.2 m starting at 48.0 m, including 27.9 g/t Au over 0.7 m

Jason Barnard, Foremost’s President and CEO, commented: “These final results complete a successful 2025 drill campaign and significantly advance our understanding of the Jean Lake property. What began as a high-grade discovery in 2023 has now evolved into a ~600-metre mineralized gold corridor along the Valkyrie Gold Trend, characterized by consistent higher-grade zones within broader mineralized envelopes. Mineralization occurs at shallow depths in several holes and remains open along strike and at depth, reinforcing our confidence that this represents a robust shear zone gold system rather than isolated occurrences. Our next phase will focus on step-out and infill drilling to expand the corridor and further define and target the higher-grade components of this structurally controlled system.”

The Valkyrie Trend – An Emerging Gold Corridor

Gold mineralization at Jean Lake was first identified in discovery hole JL23-008 in 2023 (see News Release dated June 6, 2023), which returned 7.5 g/t Au over 7.66 metres including 102.0 g/t Au over 0.48 metres. Drill holes JL25-001 through JL25-004, previously reported on November 10, and 19, 2025, expanded the mineralized footprint and confirmed continuity along the Valkyrie Trend, including:

  JL25-001: 12.7 g/t Au over 2.07 m (including 40 g/t Au over 0.6 m)
  JL25-002: 10.7 g/t Au over 5.6 m (including 82 g/t Au over 0.7 m)
  JL25-003: 9.0 g/t Au over 3.5 m (including 34.2 g/t Au over 0.8 m)

The results from holes JL25-006 through JL25-015 further extend and define gold mineralization along the Valkyrie Trend. Gold mineralization has now been identified over approximately 600 metres of strike length (Figure 2). Gold mineralization is interpreted to be primarily hosted within a steeply dipping shear zone characterized by quartz veining and sericite alteration. Mineralized intercepts are characterized by broad (~5-7m) 1–3 g/t Au mineralized envelopes hosting higher-grade zones exceeding 20–80 g/t Au. Multiple drill fences between 2023 and 2025 on and adjacent to the Valkyrie Trend illustrate a robust gold system that remains open along strike and at depth.

Full assay results from the final 2025 drill holes and drill collar information are summarized in Table 1 and Table 2 below.

Figure 1. Jean Lake – Gold Assay Results by Drillhole (2023 + 2025)

Figure 2. Jean Lake 2025 Drillhole Location Map Showing ~600 m Structural Trend

Table 1 – Summary of Significant Gold Intercepts

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
JL25-006	36.0	38.5	2.5	2.6
	142.0	143.5	1.5	3.82
	156.0	156.6	0.6	2.6
	169.5	176.2	6.7	2.9
	incl.		0.5	32.6
JL25-007	29.5	31.0	1.5	2.6
	43.4	48.8	5.4	2.6
	incl.		1.8	6.8
	52.0	53.7	1.7	1.2
	126.5	127.0	0.5	4.7
JL25-009	15.4	24.5	9.1	1.5
	incl.		0.9	9.1
	30.0	36.7	6.7	1.6
	incl.		1.0	9.2
	52.5	55.1	2.6	6.2
	incl.		0.5	31.1
JL25-010	14.2	15.5	1.3	1.24
	26.0	27.5	1.5	1.3
	48.0	50.2	2.2	9.4
	incl.		0.7	27.9
JL25-011	11.2	17.2	6.0	1.2
	incl.		0.8	4.1
JL25-012	52.9	53.5	0.5	12.5
JL25-014	79.5	81.0	1.5	1.2

Notes: All reported drill holes containing assay results greater than 1.0 g/t Au are presented in Table 1. Drill holes not included did not return intervals above this threshold. Intervals are reported as downhole lengths; true widths have not yet been determined.

Table 2. Jean Lake 2025 Drill Hole Collar Information

Hole ID	Easting (m)	Northing (m)	Dip (°)	Azimuth (°)	EOH (m)
JL25-006	452773	6076387	-55	215	176.0
JL25-007	452712	6076449	-55	213	170.0
JL25-009	452834	6076566	-60	249	158.0
JL25-010	452834	6076566	-45	249	125.0
JL25-011	452831	6076668	-60	247	128.0
JL25-012	452749	6076582	-45	065	155.0
JL25-014	452745	6076629	-45	065	161.2

Notes: Collar coordinates are reported in NAD83 Zone 14.

Next Steps

Building on the identification of mineralization across roughly 600 metres of strike length along the Valkyrie Trend, the Company intends to advance a focused follow-up program. This program will include step-out and infill drilling to test strike extensions beyond the currently defined limits and to target higher-grade zones within the broader mineralized corridor. Work will also continue to evaluate structural controls and lithological influences on gold distribution in order to refine drill targeting and guide the next phase of exploration.

Sampling, Analytical Methods and QA/QC

All drill core samples from the Jean Lake gold drilling program were collected as NQ-sized core. In zones of visible quartz-veining, sericite alteration, and arsenopyrite mineralization, samples were typically taken at 50 cm intervals. Outside of these zones, holes were continuously sampled at 1.5 m intervals. All core was sawn longitudinally, with one half retained on site for reference and the other half submitted for analysis. Samples were shipped to SGS Canada Inc., Burnaby, British Columbia, for sample preparation and analysis. At SGS, samples were dried at 105°C, crushed to 75% passing 2 mm, and pulverized to 85% passing 75 microns (method PRP89). Gold analyses were performed by 30 g Fire Assay with Atomic Absorption Spectrometry finish (method GE_FAA30V5) with a detection range of 5–10,000 ppb Au. Samples returning values above the upper detection limit were re-assayed by 30 g Fire Assay with Gravimetric finish (method GO_FAG30V) with a reporting range of 0.5–10,000 ppm Au. Multi-element geochemical analyses were completed using the 57-element sodium peroxide fusion ICP-AES/ICP-MS package (method GE_ICM91A50), which provides detection limits suitable for trace-level pathfinder elements such as As, Sb, and W relevant to gold mineralization. Analytical work was performed at SGS’s ISO/IEC 17025-accredited facilities, which operate under strict internal QA/QC protocols.

Quality control procedures at SGS include the routine insertion of blanks, certified reference materials (standards), and duplicates at a minimum frequency of 11–12% of all analyses, depending on method and grade classification. Laboratory quality is monitored through SGS’s SLIM Laboratory Information Management System, which automatically flags data exceeding internal precision or accuracy thresholds and triggers reanalysis when necessary. Foremost’s internal QA/QC protocol includes the insertion of field duplicates, certified standards, and blanks into the sample stream at regular intervals to independently monitor analytical precision and contamination. All reported intervals represent downhole lengths, and true thicknesses have not yet been determined.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option from Denison Mines Corp. (“Denison”) to earn up to 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Dave Gentry
RedChip Companies, Inc.
1-407-644-4256
FMST@redchip.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.